The Companies Law - 1999

Notice of the Acceptance of Special Resolutions Pursuant to the Company’s Articles with respect to Amendment of the Articles of Association and Change to the Share Capital of the Company
(In accordance with Section 140 of the Companies law)

The Name of the Company: Verticon Ltd
p.c. 51-284949-8 (hereinafter - the “Company”)

Notice is hereby given in accordance with Section 140 of the Companies Law - 1999, that in an extraordinary general meeting of the Company, which was properly held on 16.4.00, the following resolutions were accepted as special resolutions in accordance with the Companies’ Articles of Association:

IT IS HEREBY RESOLVED, pursuant to the Share Purchase Agreement dated as of April __, 2000 made by and among the Company and certain investors (the “Share Purchase Agreement”), to amend the Company’s Articles of Association as follows:

1.	To replace Sections 7 and 8 of the Articles of Association with the following new Sections 7 and 8:

“The Company’s Capital”

7.
The Company’s authorized share capital is 38,100 (thirty eight thousand and one hundred) new shekels divided into 3,000,000 (three million) Ordinary Shares of NIS 0.01 n.v. each (“Ordinary Shares”) and 810,000 (eight hundred and ten thousand) Series A Preferred Shares of NIS 0.01 n.v. each (“Preferred A Shares”).

The Rights Attached to the Shares

8. (a) Ordinary Shares -

The Ordinary Shares will rank pari passu in all respects. Each Ordinary Share confers on the holder thereof the right to receive dividends and bonus shares, the right to participate in a distribution of the Company’s assets at the time of its winding up and the right to receive notices to and to attend and vote at general meetings of the Company of any kind.

(b)	Preferred A Shares -
The Preferred A Shares shall have equal rights for all intents and purposes and shall confer on the holders thereof all rights (on an as - converted basis) accruing to holders of Ordinary Shares in the Company and, in addition, shall entitle the holders thereof to the rights and to preference as set forth below.

(c)	Liquidation Preference
Subject to the Companies Ordinance [New Version] and the Companies Law - 1999, “a Liquidation Event” shall mean the following events: (i) any dissolution or liquidation of the Company where the value of the assets of the Company available for distribution is less than the sum of $10,500,000; and/or at the option of the holder(s) of the Preferred A Shares holding a majority of the outstanding Preferred A Shares, on the occurrence of any of the events described in subsections (ii) through (iv) if made according to a valuation of the Company of less than the sum of $10,500,000, may be treated as a Liquidation Event provided that the option will be exercised within 15 days after the Investor will receive a notice of the occurrence of such event; (ii) the sale of all or substantially all of the assets of the Company; (iii) merger of the Company with another entity in which event the Company is not the surviving entity and the shareholders of the Company do not own a majority of the shares of the surviving entity; or (iv) acquisition of more than 90% percent of the shares of the Company. Upon a Liquidation Event the holders of the Preferred A Shares shall be entitled to receive an amount, from the assets, cash or securities of the Company available for distribution, per Preferred A Share with respect to Subsection (a) and in the aggregate with respect to Subsection (b), equal to the higher of:

(a) subject to applicable law - prior to and in preference to any distribution to any of the holders of any other classes of shares of the Company the amount of the actual price paid by each holder of the Preferred A Shares to the Company for each share (“Purchase Price”) linked to the US dollar (adjusted for, share combination or subdivision, stock splits, bonus shares or any other recapitalization of the Company’s shares (a “Recapitalization Event”)) plus interest at the rate of 5.43% per annum, from the date of the purchase of such Shares to the date of distribution as described above (the “Preferential Amount”). If the assets (or securities) thus distributed among the holders of the Preferred A Shares shall be insufficient to permit the payment to all the holders of the Preferred A Shares of the full Preferential Amount, then the entire assets (or securities) available for distribution shall be distributed pro-rata among the holders of the Preferred A Shares taking into account the Purchase Price paid for each Preferred Share. It is hereby clarified that in the event the shareholders of the Preferred A Shares will receive the Preferential Amount, such distribution shall be made simultaneous with the Preferred A Shares becoming deferred shares which entitle their holder only to receive their par value.

(b) The proportional share of the holder of the Preferred A Shares, when the entire assets and funds of the Company legally available for distribution shall be distributed ratably to the holders of all the Ordinary Shares and the Preferred Shares (treating the Preferred Shares and the Ordinary Shares as one class of shares) in each case in proportion to the nominal value of the shares then held by them

(d)	Conversion

Each Preferred A Share shall automatically be converted into an Ordinary Share upon: (a) completion of a firm commitment underwritten public offering of the Company’s tock to the general public, by the Company which results in proceeds (before underwriting discounts and commissions) to the Company of at least $5,000,000 and which results in an aggregate valuation of all of the outstanding shares of the Company’s common stock (including the converted Preferred A Shares) on a fully diluted basis immediately prior to the consummation of such offering of at least $25,000,000 (a “Qualified Initial Public Offering”), or (b) completion of a merger, consolidation, share exchange, or similar transaction involving the Company and one or more persons or a sale in one or more related transactions of all or a substantial portion of the assets, business, or revenue or income generating operations of the Company, which results in proceeds to the Company of at least $5,000,000 which involves a valuation of all of the outstanding shares of the Company’s common stock (including the converted Preferred A Shares) on a fully diluted basis immediately prior to the consummation of such event of at least $25,000,000 (a “Qualified Sale or Merger”) or (c) with the written consent of at least 51% of the holders of the Preferred A Shares. In addition, each holder of Preferred A Shares may convert its Preferred A Shares into Ordinary Shares by sending a conversion notice to the Company.

Initially, the conversion price of the Preferred A Shares (the “Conversion Price”) shall be equal to the purchase price of the Preferred A Shares and the conversion ratio shall be one-to-one, but such Conversion Price shall be adjusted in the following cases: (i) upon any Recapitalization Event which requires an adjustment; (ii) upon any increase of the Company’s issued share capital without receipt of the consideration by the Company (apart from an allotment to employees, consultants and service-providers, apart from allotment pursuant to exercise of options that have been allotted and/or which the Company has reserved or undertaken to allot and apart from an allotment to a strategic investor); (iii) pursuant to the anti-dilution provision set forth in the Share purchase Agreement dated as of April 6 among the Company and certain investors.

(e)	Voting Rights
Except when otherwise required under applicable law or these Articles of Association, the holders of the Preferred A Shares shall be entitled to vote in all shareholders meetings together with all other shareholders as if one class, and shall have votes in the number of Ordinary Shares into which such Preferred A Shares could then be converted.”

2.	To add to the Articles of Association the following new Sections 31A. And 31B.

31A.
As long as the holders of the Company’s Preferred A Shares hold more than 5% of the issued share capital of the Company on an as converted basis, each sale of the shares of the Company by any of the Founders and/or the Founders’ corporations and/or the sale of shares of any of the Founders’ corporations by any of the Founders which will reduce such Founder’s share holdings in such Founder’s Corporation to 50% or less, will be subject to a right of first refusal as set forth below:

(a)
If, one of the Founders desires to sell all or any part of his Ordinary Shares pursuant to a bona fide offer from a third party (the “Proposed Transferee”), such Founder (the “Selling Shareholder”) shall submit a written offer (the “Offer”) to sell such shares (the “Offered Shares”) to the holders of the Preferred A Shares (collectively the “Offerees” and individually, the “Offeree”) on terms and conditions, including price, not less favorable to the Offerees than the conditions on which the Selling Shareholder proposes to sell such Offered Shares to the Proposed Transferee. The Offer shall disclose the identity of the Proposed Transferee, the Offered Shares proposed to be sold, the terms and conditions, including price, of the proposed sale and any other material facts relating to the proposed sale. The Offer may further state that the Offeree may acquire, in accordance with this provision all or any portion of the Offeree’s Pro Rata Fraction as defined in sub section (b) below for the Offered Shares for the price and upon the other terms and conditions, including deferred payment (if applicable), set forth therein.

(b)
The Offerees shall collectively have the right to purchase, upon the terms and conditions set forth in the Offer, all, but not less than all of the Offered Shares. Each Offeree may elect to purchase up to that number of Offered Shares as shall be equal to the number of Offered Shares multiplied by a fraction, the numerator or which shall be the number of shares (with respect to the Preferred Shares on an as converted basis) then owned by such Offeree and the denominator of which shall be the aggregate number of shares (with respect to the Preferred Shares on an as converted basis) then owned by all of the Offerees.

(c)
The Offerees shall have a right of over subscription such that if any Offeree fails to accept the Offer as to all or any portion of its Pro Rata Fraction, the other Offerees shall, among them, have the right to purchase up to the balance of the Offered Shares not so purchased. Such right of over subscriptions may be exercised by an Offeree by accepting the Offer as to more than its Pro Rata Fraction. If as a result thereof, such over subscriptions exceed the total number of Offered Shares available in respect of such over subscription privilege, the oversubscribing Offerees shall be cut back with respect to their over subscriptions on a pro rata basis in accordance with their respective Pro Rata Fraction or as they may otherwise agree among themselves.

(d)
If an Offeree desires to purchase all or any portion of its Pro Rata Fraction of the Offered Shares, said Offeree shall communicate in writing its election to purchase to the Selling Shareholder, which communication shall state the number of Offered Shares said Offeree desires to purchase and shall be given to the Selling Shareholder within fourteen (14) days of the date the Offer was made. Such communication shall, when taken in conjunction with the Offer, be deemed to constitute a valid, legally binding and enforceable agreement for the sale and purchase of such Offered Shares (subject to the limitations set forth in subsection (c) above and subsection (e) below). Sales of the Offered Shares to be sold to purchasing Offerees pursuant to this provision (subject at all times to the limitation set forth in subsection (e) below that the Selling Shareholder may elect not to sell any of the Offered Shares to the Offerees unless the purchasing Offerees collectively purchase all of the Offered Shares), shall be made at the offices of the Company on the 30th day following the date the Offer was made (or if such 30th day is not a business day, then on the next succeeding business day). Such sale shall be effected by the Selling Shareholder’s delivery to each purchasing Offeree of a certificate or certificates evidencing the Offered Shares to be purchased by it, duly endorsed for transfer to such purchasing Offeree, against payment to the Selling Shareholder of the purchase price therefore by such purchasing Offeree.

(e)
If the Offerees do not purchase all of the Offered Shares, the Selling Shareholder may, at any time within 90 days after the date the Offer was made, sell that portion of the Offered Shares the Offerees so elected to purchase to the purchasing Offerees with the balance sold to the Proposed Transferee or, at the Selling Shareholder’s sole election, sell all of the Offered Shares to the Proposed Transferees, subject to the provisions of Section 35. Any such sale to the Proposed Transferee shall be at not less than the price and upon the other terms and conditions, if any, not more favorable to the Proposed Transferee than those specified in the Offer. Any Offered Shares not sold within such 90-day period shall continue to be subject to the requirements of a prior offer pursuant to this Section.

31B.
In the event that a group of shareholders of the Company holding jointly at least 70% (on an as converted basis) of the issued share capital of the Company (hereinafter: “the Majority Group”) receives from any third party (hereinafter in this clause: “the Third Party”) an offer to purchase their shares in the Company reflecting a company value exceeding US $20 million, and the offer will be made conditional on all the shares of the Company being sold to the Third Party, or a certain rate of the issued share capital being sold to the Third Party, then the remaining shareholders will, upon a requisition by the Majority Group, be obligated to transfer and sell their shares to the Third Party on the conditions that will be prescribed in such offer, in a manner whereby the price per share that will be received by the remaining shareholders will be identical to the price per share that will be received by the Majority Group.

The sale of the shares under this Section will, in any event be suspended for up to 7 business days from the date of the giving of the notice and the remaining shareholders will have the opportunity to find another purchaser (hereinafter in this clause called: “the New Purchaser”) for all the shares which are intended to be sold to the Third Party on more favorable conditions during the foregoing 7 business day period. If a New Purchaser is found who is ready to complete a transaction during such period on conditions more favorable than those of the Third Party, the transaction will take place with the New Purchaser provided that it takes place within the scope of the said 14 business day period."

This Unanimous Written Consent may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute one and the same instrument.

A true and correct copy of the minutes of the shareholders meeting is attached as Exhibit A to this notice and constitutes an integral part hereof.
I confirm the text of the above resolution.

/s/ Yaron Adler
Yaron Adler, Chairman